United States securities and exchange commission logo





                            February 11, 2021

       Brad Brubaker
       Chief Legal Officer
       UiPath, Inc.
       90 Park Ave, 20th Floor
       New York, New York 10016

                                                        Re: UiPath, Inc.
                                                            Amendment No. 1 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
28, 2021
                                                            CIK No. 0001734722

       Dear Mr. Brubaker:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       The Offering, page 12

   1. Please explain to us why shares of Class A stock issuable upon the vesting and settlement of RSUs that have
satisfied both the performance and service conditions are excluded from the total number
of Class A common stock outstanding after the offering. Similarly, tell us why these
shares were excluded from your pro forma Capitalization disclosures and pro forma Dilution
calculations.
 Brad Brubaker
FirstName
UiPath, Inc.LastNameBrad Brubaker
Comapany11,
February    NameUiPath,
              2021      Inc.
February
Page 2 11, 2021 Page 2
FirstName LastName
Summary Consolidated Financial and Other Data, page 17

2. We note your response to prior comment 2. Please revise your disclosures in footnote 3 and elsewhere to clarify that the stock-compensation expense adjustment relates to unrecognized compensation expense for RSUs for which both the performance-based and service-based vesting condition will be satisfied in connection with this offering. Also, disclose here the number of shares related to RSUs that will vest upon effectiveness of the offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Metric, page 75

3. We note your response to prior comment 4. Please explain and/or revise your disclosures as necessary to address the following:
             Provide us with your renewal rates for each period presented. Clarify that ARR is calculated from invoiced amounts as explained in your response.
             Describe how ARR differs from GAAP revenue and specifically address the timing of revenue recognition related to the license performance obligation.
             Disclose here that ARR does not reflect any actual or anticipated reductions of revenue due to contract non-renewals or service cancellations and discuss any limitations present as a result.
             To provide context to your disclosure, discuss any costs incurred to obtain renewals that this metric does not contemplate.
             Considering ARR is calculated based on invoiced amounts and not actual annualized
             GAAP revenue, please tell us how you considered renaming this measure to more appropriately reflect what it represents.
             You state that this metric illustrates your ability to acquire new subscription customers and to maintain and expand your relationship with existing subscription customers. In light of this, revise to disclose how much of the ARR growth rate is due to new customers separately from existing customers.
             Explain further to us how additional license agreements are factored into ARR and provide an example of such calculation. Also, tell us the amount of revenue recognized from additional license agreements for each period presented.
Key Factors Affecting Our Performance
Expanding Within our Existing Customer Base, page 78

4. We note your response to prior comment 5. Please tell us the actual dollar based net and gross retention rates for each period presented. To the extent you continue to disclose this metric, to add context to your disclosed measures, revise to disclose the actual rates for each period presented and explain any significant fluctuations in such rates between periods.
 Brad Brubaker
FirstName
UiPath, Inc.LastNameBrad Brubaker
Comapany11,
February    NameUiPath,
              2021      Inc.
February
Page 3 11, 2021 Page 3
FirstName LastName
Graphics, page N/A

5. Please revise the graphics at the forefront of the registration statement to present a
         balanced picture of the company   s financial health. In this respect,
we note that the
         company has had increasing net losses during the last two years and indication of such should be given equal prominence with the current presentation emphasizing revenue growth. Refer to Securities Act Forms C&DI 101.02.
       You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at (202) 551-8816 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology